

February 11, 2013

Via Email
Mr. Marino Kulas
Chief Executive Officer
Conforce International, Inc.
51A Caldari Road
Concord, Ontario L4K 4G3
Canada

> **Re: Conforce International, Inc.**
> **Form 10-K for the year ended March 31, 2012**
> **Filed July 13, 2012**
> **File No. 000-53579**

Dear Mr. Kulas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2012

Exhibit 23.1
1. It appears you have included the independent accountant's audit report in Exhibit 23.1 and not within the body of your Form 10-K. In accordance with Regulation S-K, Item 601, Exhibit 23 is for the purpose of including the consents of experts. Therefore, it is not appropriate to use this form to include the audit report. Please revise your Form 10-K to include the audit report within the body of the document. Further, please ensure this error is not carried forward to your Form 10-K for the year ended March 31, 2013. In this regard, we note you received this same comment on your Form 10-K for the year ended March 31, 2011, and amended the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief